Exhibit 21.1

SUBSIDIARIES OF OTONOMO TECHNOLOGIES LTD.

Name of Subsidiary	Jurisdiction of Organization
Otonomo Inc.	Delaware (USA)
Otonomo GmbH	Germany
Otonomo Merger US Inc.	Delaware (USA)
Neura, Inc.	Delaware (USA)
Neura Labs Ltd.	Israel
The Floow Limited	England and Wales
The Floow North America Inc.	Delaware (USA)